

Peter Fadde · 3rd

Chief Science Officer at gameSense Sports

Carbondale, Illinois, United States · 500+ connections ·
Contact info

 gameSense Sports

 Purdue University

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Experience



Chief Science Officer
gameSense Sports
Jul 2016 – Present · 4 yrs 6 mos

gameSense Sports applies the science method of video-occlusion in computer-based products to train high-speed perceptual decision making, including baseball Pitch Recognition.



Southern Illinois University
17 yrs 5 mos



Professor, Learning Systems Design and Technology
Aug 2014 – Present · 6 yrs 5 mos

Associate Prof. and Coordinator, Learning Systems Design and Technology
Aug 2003 – Aug 2014 · 11 yrs 1 mo



Athletic Video Coordinator
Purdue University
Jun 1990 – Jul 2003 · 13 yrs 2 mos

Video and computer support of coaching, primarily football.



video producer
fisher scientific
1981 – 1984 · 3 yrs

Education



Purdue University
Ph.D., Instructional Research and Design
1990 – 2003

Skills & endorsements

Instructional Design · 59

 Endorsed by **Patrick Lowenthal** and 11 others who are highly skilled at this

 Endorsed by **24 of Peter's colleagues** at Southern Illinois University, Carbondale

Research · 59

 Endorsed by **Allen Munro** and 1 other who is highly skilled at this

 Endorsed by **21 of Peter's colleagues** at Southern Illinois University, Carbondale

Distance Learning · 57

 Endorsed by **22 of Peter's colleagues** at Southern Illinois University, Carbondale

Recommendations

Received (0)   Given (6)



Anthony Bennett
Certified Mental Skills Coach
at Major League Baseball
December 7, 2019, Anthony
worked with Peter in the same
group

Anthony is very forward thinking about preparing high-level hitters in baseball and softball. He is not only a early user of the gameSense Sports pitch recognition training computer app but is also relied upon for advice and ideas on improving the app. Anthony is a great asset to any baseball or softball org... See more



Jennie Adams Jenkins
Senior Instructional Designer
at The Judge Group -Davita
November 25, 2012, Peter
managed Jennie directly

Jennie is artistically creative as an instructional designer while also being very analytical and rigorous -- a unique combination. Ask her about use testing!

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Accomplishments

1 **Organization**
American Educational Research Association (AERA)